March 16, 2021

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Eric Envall

Re:	MediaAlpha, Inc.

Registration Statement on Form S-1

Registration File No. 333-254338

Dear Mr. Envall:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of MediaAlpha, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:30 PM (New York City time) on March 18, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we intend to distribute approximately 750 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

As Representatives of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Michael Rhodes
Name: Michael Rhodes
Title: Vice President

Citigroup Global Markets Inc.

By:	/s/ Dean Poniros
Name: Dean Poniros
Title: Director